1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 11, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2024/06/07:	Chunghwa Telecom announced the record date for dividend distribution

99.02	Announcement on 2024/06/11:	Chunghwa Telecom announced its operating results for May

99.03	Announcement on 2024/06/11:	May 2024 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2024

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom announced the record date for dividend distribution

Date of events: 2024/06/07

Contents:

1.
Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2024/06/07
2.
Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend
3.
Type and monetary amount of common stock dividend distribution:

To be distributed with cash dividend of NT$ 4.758 per share

4.
Ex-rights (ex-dividend) trading date: 2024/07/04
5.
Last date before book closure: 2024/07/07
6.
Book closure starting date: 2024/07/08
7.
Book closure ending date: 2024/07/12
8.
Ex-rights (ex-dividend) record date: 2024/07/12
9.
Deadline for applying the conversion of the bond: NA
10.
The closure period for the conversion of the bond will start from the date: NA
11.
The closure period for the conversion of the bond will end on the date: NA
12.
Payment date of common stock cash dividend distribution: 2024/08/08
13.
Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom announced its operating results for May 2024

Date of events: 2024/06/11

Contents:

1.
Date of occurrence of the event: 2024/06/11
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for May 2024:

The Company's revenue was approximately NT$18.08 billion, income from operation was approximately NT$4.04 billion, net income attributable to stockholders of the parent was approximately NT$3.22 billion, EBITDA was approximately NT$7.34 billion and earnings per share was NT$0.41 for May 2024.

The Company's revenue was approximately NT$90.95 billion, income from operation was approximately NT$19.99 billion, net income attributable to stockholders of the parent was approximately NT$15.77 billion, EBITDA was approximately NT$36.49 billion and earnings per share was NT$2.03 for the five months ended May 31, 2024.

6.
Countermeasures: None
7.
Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom

June 11, 2024

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2024.

1) Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
May	Net sales	18,079,962	17,729,438	(+)350,524	(+)1.98%
Jan.-May	Net sales	90,952,336	89,020,223	(+)1,932,113	(+)2.17%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,030,726

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	218,262
	Fair Value	5,218
	The amount of unrealized gain(loss) recognized this year	4,735

Settled Position	Total amount of contract	161,794
	The amount of realized gain(loss) recognized this year	4,789

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	161,575
	Fair Value	2,687
	The amount of unrealized gain(loss) recognized this year	2,731

Settled Position	Total amount of contract	88,461
	The amount of realized gain(loss) recognized this year	1,551

b Trading purpose : None